CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

June 12, 2020

VIA EDGAR

Ms. Heather Clark

Ms. Claire Erlanger

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Amcor plc Form 10-K for the Fiscal Year Ended June 30, 2019 Response dated April 28, 2020 File No. 001-38932

Dear Ms. Clark and Ms. Erlanger:

On behalf of Amcor plc, a company organized under the laws of Jersey, Channel Islands (the “Company”), below please find our responses to the comment letter to Mr. Casamento, the Chief Financial Officer of the Company, dated May 14, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers and table numbers in the Company’s responses correspond to page numbers and table numbers, respectively, in the Company’s applicable filing with the Commission.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The symbol “[****]” has been inserted in place of the omitted portions (the “redacted information”). Copies of this letter containing the redacted information have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR §200.83). The Company requests that the redacted information be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information.

Form 10-K for the Fiscal Year Ended June 30, 2019

Amcor plc Thurgauerstrasse 34, CH-8050, Zürich , Switzerland, www.amcor.com

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

Financial Statements

Notes to Consolidated Financial Statements

Note 20 - Segments, page 87

1.	Staff’s Comment: We note from page 89 that specialty flexible folding cartons represent approximately 12.8% of your 2019 revenue. We further note the CEO’s statement in the December 2019 Citi Conference that the specialty cartons business is “predominantly selling tobacco cartons.” We also note in the Q3 2020 earnings call there was a question on the status of tobacco volumes. As specialty cartons is not an insignificant portion of your business, please tell us what consideration you gave to disclosure in your MD&A trends highlighting the tobacco market as your customer of more than 10% of your sales and how the decline in the tobacco market in recent years has impacted your business.

Response: The Company respectfully acknowledges the Staff’s comment and the requirement within MD&A for the Company to report known trends and uncertainties when material. For fiscal year 2019, the Specialty Cartons operating segment represented approximately 12.8% of revenues; however, with the acquisition of Bemis completed in June 2019, sales of this operating segment now represent approximately 8% of total Company revenues through the first nine months of fiscal year 2020. Sales to a single customer in the Specialty Cartons operating segment have never exceeded 10% of total Company revenues. With respect to fiscal year 2019, there were no specific material trends or uncertainties regarding this operating segment, including with respect to tobacco market revenue, that the Company believed warranted separate discussion in the MD&A. On a continuing basis, the Company will include in its MD&A a discussion of any material trends or uncertainties impacting the Specialty Cartons operating segment, including any particular considerations relevant to the overall tobacco market.

Item 9A. - Controls and Procedures, page 96

2.	Staff’s Comment: We note that you discussed the same material weakness in your internal controls since the time of your original S-4 submission beginning in October 2018. Although we note from your March 31, 2020 Form 10-Q that you have remediation plans in place and expect to complete the remediation of the first material weakness prior to the end of fiscal 2020, it is unclear when you expect to complete your remediation efforts for the second material weakness related to the period end reporting process. Please tell us and revise to explain in additional detail the status of your remediation plans including the steps remaining to be taken and the estimated timing to remediate the second material weakness.

Response: In consideration of the Staff’s comment, the Company will continue to update its disclosure in future periodic reports, beginning with its Form 10-K for the fiscal year ended June 30, 2020, to reflect the ongoing development and implementation of the remediation plan to address the second material weakness. The Company will continue to provide this updated disclosure within its periodic reports until the material weakness is fully remediated. Find below an illustrative example of the nature of additional disclosure which will be included in future filings to explain in additional detail the status of remediation plans for the second material weakness and the Company’s expectations regarding remediation timing. Note additional disclosures are italicized and in bold font.

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

“We identified a second material weakness arising from deficiencies in the design and operating effectiveness of internal controls over the period end reporting process. Specifically, we did not design and maintain effective controls to verify that conflicting duties were appropriately segregated within key IT systems used in the preparation and reporting of financial information.

The Company is currently in the process of remediating this material weakness through a process to (i) develop and implement additional controls and procedures to reduce the number of segregation of duties conflicts within key IT systems, which includes the implementation of new security roles and the automation of segregation of duties monitoring where practical, (ii) design and implement additional compensating controls where necessary and (iii) develop training on segregation of duties. Given the Company operates many ERP systems globally, this effort has targeted the largest locations with standardized systems in fiscal 2020 and will be expanded to other locations in fiscal 2021. These enhanced processes, including the implementation of new mitigating controls, will effectively remediate the material weakness, but the material weakness will not be considered remediated until the revised controls operate for a sufficient period of time and we have concluded, through testing, they are designed and operating effectively. The Company currently expects that the remediation of this material weakness will be completed by the end of fiscal 2021. However, there is no assurance that the material weakness will be fully remediated by the end of fiscal 2021 as the severity and length of the COVID-19 pandemic is unknown and the remediation timeline could be negatively impacted because of inefficiencies caused by COVID-19 limitations on travel, meetings and on-site work.”

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

Form 10-Q for the Quarter Ended March 31, 2020

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 14. Segments, page 30

3.	Staff’s Comment: We note from your response to our prior comment 4 that you have provided us gross profit margins for each of your Flexibles operating segments for YTD 2020 and projected 2022. In order to determine if these segments are economically similar from a quantitative perspective, we believe that additional historical and future periods should be considered. Please provide us the historical gross profit percentages for each of your Flexibles operating segments for at least fiscal years 2018 and 2019, and projected gross profit percentages for 2020 and 2021 (to the extent available).

Response: The acquisition of Bemis Company, Inc. is a transformational transaction for the Company. The acquisition has increased the global footprint and has enhanced the product offerings of the Company. The transaction has created synergy opportunities in all Flexible operating segments in the areas of procurement, manufacturing footprint, and general & administrative costs.

The Company’s post-Bemis acquisition analysis and actions taken so far and to be taken support gross margin growth. The Company is taking several actions to improve and consolidate the footprint of its businesses as it continues with the integration of Bemis. These actions include reviewing the product portfolio and divesting less profitable, non-core product lines, which is expected to simplify the business and create efficiencies, increasing gross profit in certain operating segments compared to legacy pre-Bemis periods. The Company has informed investors during its earnings calls and investor presentations that the three-year synergy realization program is on track.

ASC 280-10-55-7A highlights that operating segments are considered similar if they have essentially the same future prospects. The Company believes the consideration should put more weight on prospective margins in periods post the transformational Bemis acquisition. This allows time to reflect the synergies, efficiencies and benefits expected from the acquisition and how the Company expects the operating segments to perform. The changes that have occurred as a result of the acquisition, as well as the integration activities discussed in our prior response to the Staff, are expected to have a significant impact on the future margin profile of the operating segments.

The table below reflects the various gross profit margin trends the Company has experienced in the past and expects to realize in the future.

	Flexibles North America	Flexibles Latin America	Flexibles Europe, Middle East and Africa	Flexibles Asia Pacific	Specialty Cartons
Fiscal Year 2018 Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2019 Actual	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2020 Q3 YTD	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2021 Forecast	[****]	[****]	[****]	[****]	[****]
Fiscal Year 2022 Forecast	[****]	[****]	[****]	[****]	[****]

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

It should be noted that the fiscal year 2018 and 2019 margins reflect the legacy Amcor business only, except for 19 days of Bemis operations at the end of fiscal year 2019. The fiscal year 2020 margins are the nine-month actual amounts through March 2020.

The fiscal year 2021 margins reflect a range as the Company is in the process of preparing the operating plans for the year. [****] Similarly, fiscal 2022 reflects a margin range as at this time it is difficult to estimate the exact timing of the realization of synergy and integration benefits. [****]

The Flexibles North American operating segment includes a significant component of the overall acquired Bemis business and was much larger than the legacy Company operations in the region. [****]

The Specialty Cartons operating segment is a global business that operates in a low growth, competitive environment with high customer concentration. This operating segment has been able to mitigate these market dynamics through innovation and by adjusting the cost structure of the operations.

The Flexibles Europe, Middle East and Africa operating segment operates in a low growth, competitive environment that has experienced customer consolidation. These margins are relatively stable and may slightly increase over time due to the previously discussed cost synergy opportunities from the Bemis acquisition, as well as benefits from an enhanced product portfolio including certain higher margin legacy Bemis products, and increased research and development capabilities, especially with respect to sustainability.

The Flexibles Latin America operating segment has recently been affected by weak economies, mostly in Argentina and Brazil, which has been periodically disclosed in the Company’s filings. In addition to the Bemis acquisition related procurement and general and administrative cost synergy opportunities previously discussed, the Company is focused on plant consolidation and the divestment of low margin, non-core product lines. [****]

[****]

Similar to Latin America, the Flexibles Asia Pacific operating segment will benefit from Bemis acquisition related synergies, as well as several planned site consolidations and product portfolio enhancements. This operating segment will also benefit from several large capital investments in major greenfield projects which have recently been completed or are near completion and will provide enhanced margins in the future. The Company recently constructed a greenfield manufacturing facility in Singapore to produce high margin packaging products for the healthcare industry which will become operational in the coming months. In addition, the Company has invested in a new greenfield plant and additional capacity in India which has only recently become operational. [****]

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

In conclusion, the five Flexible operating segment gross profit margins are expected to converge over time, especially given the acquisition synergies and the many actions being taken as discussed above. The Company expects that the impact of all these actions will result in all Flexible operating segment gross profit margins being within a relative 10% range of each other by the end of fiscal year 2022 and concludes they are economically similar from a quantitative perspective as their future prospects are similar. The Company has weighted the future prospects higher than the historical results given the transformative nature of the Bemis acquisition.

Form 8-K furnished February 11, 2020

Exhibit 99.1

Presentation of Prior Year Information, page 2

4.	Staff’s Comment: We note from your response to our prior comment 7, and your earnings release furnished on Form 8-K on May 11, 2020, that you have revised to include a reconciliation of pro forma net income to combined adjusted net income on page 11 of your earnings release. However, you continue to disclose amounts for the nine months ended March 31, 2019 which combine Bemis and Amcor without appropriate Article 11 adjustments. Further, the pro forma net income amount on page 11 is not supported by reconciling adjustments to the most comparable GAAP measure, net income. Please note that as we previously communicated, presenting “combined” information for two entities is not appropriate without the proper Article 11 pro forma adjustments. Please revise to remove all combined information from your filings. Alternatively, you may present the pro forma information in accordance with Article 11 of Regulation S-X by fully disclosing all adjustments made to GAAP net income to arrive at the pro forma amounts. You may also then present a non GAAP “adjusted” pro forma amount which includes additional adjustments to your pro forma net income. Your EBIT and EBITDA, and EPS information may be similarly presented. Please note that all combined data should be removed including any combined EBIT and EPS.

Response: In consideration of the Staff’s comment, in the event the Company decides to provide adjusted pro forma comparative information in future earnings releases, the Company will provide a full pro forma reconciliation in accordance with appropriate Article 11 adjustments. Further, if the Company presents non-GAAP “adjusted” pro forma amounts, the Company will reconcile the adjusted pro forma amounts to the Article 11 pro forma amounts. The Company will also discontinue using the term “combined” when referencing adjusted pro forma amounts in any future earnings releases.

Reconciliation of adjusted free cash flow and cash flow after dividends, page 12

5.	Staff’s Comment: Please refer to the reconciliation of adjusted free cash flow on page 12 and tell us and revise to clarify the nature of the adjustments “operating cash flow related to divested operations.” In this regard, it is unclear why you add back cash flows from operations you no longer own. We may have further comments upon receipt of your response.

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

Response: The Company was required to divest certain operations as a condition to U.S. and European Union regulatory approval of the acquisition of Bemis Company, Inc. The net cash provided by operating activities as reported in the Company’s Condensed Consolidated Statement of Cash Flows for the nine months ended 31 March 2020 includes the following cash flows related to these divested operations:

•	$95 million of net operating cash outflows related to income tax paid on the gains incurred upon the sale of the divested operations.

•	$35 million of net operating cash inflows provided by the divested operations over the period July 1, 2019 until the date of divestiture on August 6, 2019, resulting from the pre-divestiture distribution of cash.

Management believes that these cash flows related to operations that were divested during the current fiscal year are not representative of ongoing operations and, therefore, that it is appropriate to exclude the net cash outflow of $60 million from adjusted free cash flow and adjusted cash flow after dividends to provide a year-over-year comparison for continuing operations only.

* * * *

***CONFIDENTIAL TREATMENT REQUESTED BY AMCOR PLC FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at +41 (0)44 316 1717 or Richard Aftanas, Kirkland & Ellis LLP, at (212) 446-4722.

Sincerely

/s/ Michael Casamento
Michael Casamento
Chief Financial Officer

cc:	Jerry Krempa Amcor plc

Richard Aftanas

Kirkland & Ellis LLP